Filed pursuant to Rule 433

File Nos. 333-145395 and 333-147767

September 8, 2008

Agrium Inc.

U.S. $500,000,000 6.750% Debentures due January 15, 2019

Term Sheet

Issuer:	Agrium Inc.
Expected Ratings:	Baa2/BBB/BBB (Moody’s/S&P/DBRS)
Type:	SEC Registered – Registration Statement Nos. 333-145395; 333-147767
Ranking:	Senior Unsecured
Principal Amount:	U.S. $500,000,000
Pricing Date:	September 8, 2008
Expected Settlement Date:	September 11, 2008
Maturity Date:	January 15, 2019
Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2009
Record Dates for Interest Payments:	January 1 and July 1 of each year
Benchmark Treasury:	4.000% due August 15, 2018
UST Spot (Px/Yield):	102-27+ / 3.654%
Spread to Benchmark:	T + 310 basis points
Yield to Maturity:	6.754%
Coupon:	6.750%
Price to Public:	99.982%
Net Proceeds to Issuer, after expenses:	U.S. $494,660,000
Daycount:	30/360
Minimum Denomination:	Minimum denominations of U.S. $2,000 and integral multiples of U.S. $1,000
Redemption Make Whole:	At any time at the Treasury Rate plus 50 basis points
CUSIP:	008916 AH1
Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC
Co-Managers:	RBC Capital Markets Corporation BMO Capital Markets Corp. Scotia Capital (USA) Inc. CIBC World Markets Corp. TD Securities (USA) LLC BNP Paribas Securities Corp. HSBC Securities (USA) Inc.

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A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a short form base shelf prospectus dated August 22, 2007, as amended by Amendment No. 1 dated December 3, 2007) and a preliminary prospectus supplement (including the base shelf prospectus, as amended, the "Prospectus") with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling either Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.